TSX: POM, AMEX: PLM
1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
ADVANCING TO PRODUCTION	Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2007-12

POLYMET CLOSES US$41.25MILLION PRIVATE PLACEMENT

Vancouver, British Columbia, April 17, 2007 - PolyMet Mining Corp.(TSX: POM; AMEX: PLM) ("PolyMet" or the "Company") is pleased to announce that further to its press release of April 3, 2007, the Company has now closed its private placement financing of 15 million units, at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each, whole warrant is exercisable into a common share at a price of US$4.00 at any time until October 13, 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more.

The private placement, primarily with existing shareholders, is non-brokered. However, in connection with the private placement, PolyMet has paid finders' fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants, such warrants having the same terms as described above. Casimir Capital LLC and Lantern Investments, Inc., amongst others, facilitated this transaction.

As a result of this financing, PolyMet has 136,528,876 common shares issued and outstanding, 9,120,001 stock purchase warrants exercisable at US$4.00 and 11,040,000 long term incentive options exercisable at an average price of US$1.95.

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PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008.

POLYMET MINING CORP.

	Per:	"William Murray"
William Murray, President
For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to PolyMet's most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.